               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                     (Amendment No. 2)<F1>

                United Tennessee Bancshares, Inc.
                        (Name of Issuer)

                Common Stock, par value $0.00 per share
                 (Title of Class of Securities)

                            91307P103
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           April 30, 1999
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(e)(f) or (g), check the following box / /.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 91307P103
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 49,340
Shares         8.  Shared Voting
Beneficially       Power                             15,000*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             49,340
ing Person     10. Shared Dispositive
with               Power                             15,000*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  64,340*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            4.65%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Jerome H. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 7,300 shares of the Company's Common Stock held in the name of his wife, Susan B. Davis.

                          Page 2 of 7 Pages

CUSIP No. 91307P103
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  7,300
Shares         8.  Shared Voting
Beneficially       Power                             57,040*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              7,300
ing Person     10. Shared Dispositive
with               Power                             57,040*<F3>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  64,340*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            4.65%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1), 13d-3(a)(2), and 13d-5(b)(1) under the Securities
Exchange Act of 1934, as amended, to be the beneficial owner of 42,040 shares of the Company's Common Stock held in the name of her husband, Jerome H. Davis, and 7,300 shares of Common Stock beneficially owned by Mr. Davis in a fiduciary capacity.
                          Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of
Jerome H. Davis, with respect to the Common Stock, par value $0.00 per share ("Common Stock") of United Tennessee Bancshares, Inc., a Tennessee corporation ("UTB") is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock as set forth in Schedule A attached hereto reflects investment decisions consistent with the purposes for which such shares were acquired. Mr. and Mrs. Davis may, at anytime from time to time, review or reconsider their position with respect to UTB and may acquire and/or dispose of some or all of the Common Stock or dispose of additional shares of common stock of UTB for investment purposes and/or to formulate plans of proposals which have not been previously disclosed with respect to any of such matters, but have no present intention to do so."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 64,340 shares, representing 4.65 percent of the outstanding shares of Common Stock based on 1,382,013 shares of Common Stock disclosed by UTB as outstanding on May 20, 1999. Of such shares, 42,040 (3.04%) are held in the name of Mr. Davis, 7,300 (.53%) are held by Mr. Davis in his capacity as the executor of an estate (the "Estate"), 7,300 (.53%) are held in the name of Mrs. Davis, and 7,700 (.55%) are held in the name of Mr. and Mrs. Davis.

          (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. and Mrs. Davis have shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of the 7,700 shares of Common Stock jointly held by them.

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mr. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 42,040 shares of Common Stock owned by him, and the 7,300 shares of Common Stock owned by the Estate, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 7,300 shares of Common Stock owned by Mrs. Davis.

                        Page 4 of 7 Pages

               (iii) Subject to the matters referred to in paragraphs (a), (b)(i)-(ii) hereof, Mrs. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 7,300 shares of Common Stock owned by her, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 42,040 shares of Common Stock owned by Mr. Davis, and the 7,300 shares owned by the Estate."

          B. Paragraph (c) of Item 5 is hereby supplemented by the addition of the following:

          "Mr. Davis sold an aggregate of 10,000 shares of Common Stock owned by him through a brokerage account maintained by him and received aggregate consideration of $120,000.00. A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis is set forth in Schedule
A attached hereto and is incorporated herein by reference."

          C. Paragraph (e) of Item 5 is hereby amended and restated in its entirety to read as follows:

          "On April 30, 1999, Mr. and Mrs. Davis ceased to be the beneficial owners of more than 5% of the outstanding shares of common stock. They currently own 4.65% of the outstanding shares of common stock."

























                        Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    5/21/99          Jerome H. Davis
                     Date            (Signature)

                    5/21/99          Susan B. Davis
                     Date            (Signature)







































                        Page 6 of 7 Pages

                        Schedule A
      Information with Respect to Transaction in the
      Common Stock of United Tennessee Bancshares, Inc.
             By Jerome H. Davis and Susan B. Davis
Date of       No. of Shrs    Price Per Shr      Where    How
Transa-       Purchased      (excl. commis-     Trans-   Trans-
tion          (Sold)         sions)             acted    acted

Jerome Davis:
1.  4/12/99    (1,400)       $12.00             OTC      *<F4>

2.  4/13/99      (600)        12.00             OTC      *<F4>

3.  4/27/99    (1,600)        12.00             OTC      *<F4>

4.  4/28/99    (1,000)        12.00             OTC      *<F4>

5.  4/30/99    (1,500)        12.00             OTC      *<F4>

6.  5/4/99     (1,200)        12.00             OTC      *<F4>

7.  5/5/99       (200)        12.00             OTC      *<F4>

8.  5/6/99     (2,500)        12.00             OTC      *<F4>














__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and/or Mrs.
Davis.
</FN

                        Page 7 of 7 Pages